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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                                       SEC FILE NUMBER 333-56239
                                                                       ---------
                                                     CUSIP NUMBER
                                                                  --------------

                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
 Form N-SAR

For Period Ended:          June 30, 2001
                  -----------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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                NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY
                        THAT THE COMMISSION HAS VERIFIED
                       ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  ________________________________

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PART I -- REGISTRANT INFORMATION

LPA Holding Corp.
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 Full Name of Registrant

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 Former Name if Applicable

8717 West 110th Street, Suite 300
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 Address of Principal Executive Office (Street and Number)

Overland Park, Kansas  66210
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 City, State and Zip Code


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PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         LPA Holding Corp. (the "Company") is unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2001 without unreasonable effort or expense due to the inability of management and the Company's independent auditors to complete the preparation of the required audited financial statements for the fiscal year for the reasons discussed below. As previously disclosed in the Company's Current Report on Form 8-K filed on September 4, 2001, the Company is in default under certain financial covenants contained in its senior secured bank credit agreement and is actively engaged in negotiations with its lenders thereunder to obtain a waiver and amendment to those financial covenants. Also, as previously disclosed, the Company, with the assistance of a financial advisor, is analyzing and formulating potential strategic alternatives related to a financial restructuring of the Company. There have been severe demands on the Company's accounting staff and senior management due to their involvement in negotiations with the lenders under the bank credit agreement and pursuing the Company's strategic alternatives. These factors have made it unfeasible for management and the Company's independent auditors to complete the preparation of the Company's audited financial statements and for the Company to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense.

PART IV-- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification


Jeffrey J. Fletcher                 (913)                        345-1250
-----------------------     ------------------------     -----------------------
          (Name)                 (Area Code)                (Telephone Number)


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         (2)  Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).  [X] Yes   [ ] No


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         (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?   [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company believes based on the preliminary unaudited financial information that its revenue, EBITDA, and operating income were approximately $385 million, $32 million, and $17 million, respectively, for the fiscal year ended June 30, 2001 compared to revenue, EBITDA and operating income of approximately $371 million, $29 million and $5 million, respectively, for the prior fiscal year ended July 1, 2000. EBITDA is defined as net income before non-cash restructuring charges, extraordinary items, net interest costs, income taxes, depreciation and amortization.

Operating revenue increased approximately $14 million or 3.7% during the 2001 year as compared to the 2000 year. The increase in operating revenue includes $18 million of incremental revenue from established schools, $8 million of incremental revenue from the new schools, most of which were opened late in the 1999 year or early in the 2000 year, offset by $12 million of reduced revenue from closed schools. Tuition revenue increased 3.8% during the 2001 year as compared to the 2000 year. The increase in tuition revenue reflects an increase of the average weekly FTE tuition rates of 9.9% offset by a decrease in full time equivalent (FTE) attendance of 5.6%.

The increase in average weekly tuition per FTE was principally due to selective price increases which were put into place in February of the 2000 year and in September of the 2001 year, based on geographic market conditions and class capacity utilization. The decrease in FTE attendance was due to a 3.4% decline at our established schools (schools which were open prior to the 2000 year) and a 74.9% decline in schools closed during the 2000 and 2001 years, offset by a 41.8% increase at our new schools.

In the third quarter of 2000, management committed to a plan to close certain schools located in areas where the demographic conditions no longer support an economically viable operation and to restructure its operating management to better serve the remaining schools. Accordingly, the Company recorded a $7 million restructuring charge ($4 million after tax) to provide for costs associated with the school closures and restructuring 49 schools. The charge consisted principally of $6 million for the present value of rent, real estate taxes, common area maintenance charges, and utilities, net of anticipated sublease income and $1 million for the write-down of fixed assets to fair market value. During the 2000 year, 39 schools were closed. During the 2001 year an additional four schools were closed

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and a decision by management was made to keep open the remaining six schools.

Excluding the 2000 year restructuring costs, operating income increased approximately $4 million or 34.2% in the year 2001 as compared to the year 2000. The increase in operating income is principally due to increased revenue and lower non-labor operating costs.

As a result of the inability to complete the audited financial statements for the fiscal year ended June 30, 2001, the Company is unable to definitively determine the changes from the previous fiscal year end.
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                               LPA Holding Corp.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  September [28], 2001            By  /s/ Jeffrey J. Fletcher
      ---------------------------     -------------------------------------
                                           Name:  Jeffrey J. Fletcher
                                           Title: Chief Financial Officer and
                                                  duly authorized representative
                                                  of the registrant

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

================================================================================
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).